14041148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EROOM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-362-3400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 3 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/18/14

7/7/14

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eroom Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION SORIANO
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
July 08, 2017

2/28/14

Notary Public

Signature

Managing Member
Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EROOM SECURITIES, L.L.C.
(A Delaware Limited Liability Company)
Index
December 31, 2013

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Member of EROOM Securities, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of EROOM Securities, LLC., which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EROOM Securities, LLC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 26, 2014

EROOM SECURITIES L.L.C.
(A Delaware Limited Liability Company)
Statement of Financial Condition
As of December 31, 2013

Assets		
Cash and cash equivalents	$	166,765
Due from broker		1,301,323
Commission receivable		92,683
Total assets	$	1,560,781
Liabilities		
Accrued expenses		139,698
Security deposit		4,500
Total liabilities		144,198
Member equity		1,416,583
Total liabilities and members' equity	$	1,560,781

The accompanying notes are an integral part of these financial statements.

EROOM SECURITIES L.L.C.
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2013

Revenues		
Commissions	$	1,487,178
Stock execution fees		166,367
Rebates and other income		22,515
Interest and dividend income		31,687
Other income		121,438
Total revenue		1,829,185
Expenses		
Order executing fees		103,729
Stock execution charges		223,512
Telephone communications		8,155
Brokerage		39,550
Regulatory fees		68,795
Health insurance		158,507
Consulting fees		115,335
Payroll charges		255,010
Travel, meals and entertainment		37,848
Consulting and professional fees		206,073
Office expense		38,700
Other operating expenses		39,492
Total expenses		1,294,706
Net income from operations	$	534,479

The accompanying notes are an integral part of these financial statements.

EROOM SECURITIES, L.L.C.
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Members' equity at January 1, 2013	$	952,064
Capital contributions		698,622
Capital withdrawals		(768,582)
Net income		534,479
Members' equity at December 31, 2013	$	1,416,583

The accompanying notes are an integral part of these financial statements.

EROOM SECURITIES, L.L.C.
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2013

Cash flows from operating activities:		
Net income	$	534,479
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		0
Decrease in commission receivable		96,157
Increase in due to/from clearing firm		(562,154)
Increase in accrued income receivable		0
Increase in payables		8,648
Net cash used in operating activities		77,130
Cash flows from investing activities:		
No activity		
Net cash used in investing activities		None
Cash flows from financing activities:		
Capital contribution		698,622
Capital withdrawals		(768,582)
Net cash provided by financing activities		(69,960)
Net increase in cash and cash equivalents		7,170
Cash and cash equivalents, beginning of the year		159,605
Cash and cash equivalents, end of the year	$	166,775

No Interest expense paid in 2013 $0

The accompanying notes are an integral part of these financial statements.

EROOM Securities, L.L.C.
(A Delaware Limited Liability Company)
Notes to the Financial Statements
December 31, 2013

NOTE 1 Organization

EROOM Securities, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Delaware on May 16, 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. EROOM Securities, L.L.C. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is a member with the Chicago Board Options Exchange (CBOE) and the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with another Broker Dealer that is a registered clearing member of the Exchange.

NOTE 2 Significant Accounting Policies

a) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities including options thereon for others. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

b) Revenue Recognition
Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

c) Commissions
Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

d) *Income Taxes.*

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2013.

e) *Statement of Cash Flows*
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) *Depreciation*
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. All assets have been fully depreciated.

NOTE 3 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value

Assets	Level 1	Level 2	Level 3	Totals
Due from Broker	$1,301,323	none	none	$1,301,323
Total at Fair Value	$1,301,323	none	none	$1,301,323

Liabilities at Fair Value

Liabilities	Level 1	Level 2	Level 3	Totals
Nothing to report	None	None	None	None
Total at Fair Value	None	None	None	None

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain minimum net capital equivalent to $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined. The Company uses the alternative method to calculate their net capital, which is a minimum of $250,000.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2013 the Company had net capital of $ 1,416,583 which was $1,166,583 in excess of its required net capital.

NOTE 5 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.
Derivatives used for economic hedging purposes include futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company may invest in exchange traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 6 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2013 consist of the following:

Broker-dealer	$ 1,301,323

The amount receivable from broker-dealers are positive cash balances from commissions and related activity.; The Company clears all transactions through Merrill Lynch Pro Clearing, and Apex Clearing Corporation, both broker dealer pursuant to a clearing agreement.

At December 31, 2013, substantially all assets of the Company are deposited with the clearing broker.

NOTE 7 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions . It is the Company's policy to review, as necessary, the credit risk of all trading positions and deposits at clearing firms.

NOTE 8 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 9 Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

NOTE 11 **Subsequent events**

The Company has evaluated subsequent events through February 26, 2014, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent event requiring further disclosures.

NOTE 12 **Related party transactions**

Certain administrative and organizational activities were performed by a related party at no cost to the Company.

Eroom Securities, L.L.C.
(A Delaware Limited Liability Company)
Computation of Net Capital
Pursuant to uniform net capital rule 15C3-1
December 31, 2013

Members Capital December 31, 2013	$ 1,416,583
Less:	
Non allowable assets	
Hair cut charges	
Undue concentration	
Net capital	$ 1,416,583
Required net capital	250,000
Excess capital	$ 1,166,583
Excess capital @ 1000%	$ 1,402,613
Excess net capital @ 5% of combined aggregate debit items or 120%	$ 1,102,613

Note
: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by EROOM Securities, LLC as of December 31, 2013

The accompanying notes are an integral part of these financial statements.

EROOM Securities, L.L.C.
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	
Items included in the balance sheet:	
Accrued liabilities	$139,698
	$ 139,698
Ratio: Aggregate Indebtedness to Net Capital	9.861618 % to 1

The accompanying footnotes are an integral part of the financial statements

SCHEDULE II

EROOM SECURITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2013

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: EROOM Securities, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To: The Members:
EROOM SECURITIES LLC

In planning and performing our audit of the financial statements of **EROOM SECURITIES, LLC** as of December 31, 2013 and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered **EROOM SECURITIES, LLC's** internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of **EROOM SECURITIES LLC'** internal control. Accordingly, we do not express an opinion on the effectiveness of **EROOM SECURITIES, LLC's** internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **EROOM SECURITIES, LLC** including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because **EROOM SECURITIES, LLC** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **EROOM SECURITIES, LLC** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a

timely period by employees in the normal course of performing their assigned functions. However, we noted no A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the manager of the Company informed me that they exercise close oversight of the accounting records daily, thus offsetting the lack of separation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that EROOM SECURITIES, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 26, 2014

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR EROOM Securities, LLC

THE YEAR ENDING DECEMBER 31, 2013

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore
Managing Member EROOM SECURITIES L.L.C

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To: The Members:
EROOM Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2013. Which were agreed to by EROOM SECURITIES L.L.C. and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating EROOM SECURITIES L.L.C. compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). EROOM SECURITIES L.L.C.'s management is responsible for EROOM SECURITIES L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in Form, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
February 26, 2014

Eroom Securities, LLC
SIPC Assessment Worksheet
For the year ended December 31, 2013

SIPC – 7

General Assessment	**$**	**3,352**
Less payments made July 2013 SIPC 6		**2,332**
Prior overpayment		**1,020**
Assess balance due		

Determination of SIPC net operating Revenue

Total		
Revenue:	**$**	**1,829,186**
Additions:		
Deductions:		
Commissions paid to other brokers	**$**	**366,793**
Reimbursed expenses other		**121,438**
Total deductions	**$**	**488,231**
SIPC Operating revenue	**$**	**1,340,955**
SIPC assessment at .25%		**3,352**